Exhibit 99.8
Script for Conference Call with Blaine Davis, David Holveck and Dr. Glenn Cooper

Operator:
Ladies and gentlemen, thank you for standing by.  Welcome to Endo Pharmaceutical’s Conference Call.  At this time, all participants are in a listen-only-mode.  Later, we will open up the call for your questions.  Instructions for queuing up will be provided at that time.  Please note this conference is being recorded and will be available for replay.
I would now like to turn the call over to Mr. Blaine Davis, Endo’s Vice President of Corporate Affairs.

Blaine Davis:

Good afternoon and thank you for joining us.  With me on today’s call are Dave Holveck, president and CEO of Endo, and Dr. Glenn Cooper, chairman and CEO of Indevus.  Also with us to help answer your questions are Nancy Wysenski, Endo’s chief operating officer, and Dr. Ivan Gergel, executive vice president of R&D at Endo.  After Dave Holveck and Dr. Cooper complete their prepared remarks, we’ll open the call to your questions.

I remind you that any forward-looking statements by management are covered under the private securities litigation reform act of 1995 and subject to change, risks and uncertainties described in today’s press release and in the filings of both companies with the SEC, and that the tender offer that will be described on this call has not yet been commenced.  On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the SEC, will be mailed to Indevus stockholders and will also be made available for distribution to beneficial owners of Indevus common stock.  This call is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Indevus common stock. The solicitation of offers to buy shares of Indevus common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents.  Indevus stockholders are strongly advised to read both the tender offer statement on Schedule TO, as it may be amended from time to time, and the solicitation/recommendation statement on Schedule 14D-9, as it may be amended from time to time, regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer. The tender offer statement will be filed by Endo with the SEC, and the solicitation/recommendation statement will be filed by Indevus with the SEC.  Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by Endo and Indevus at the SEC’s website at www.sec.gov.

In addition, the tender offer statement and related materials will be available for free at Endo's website at www.endo.com or by directing such requests to Endo (Investor Relations) at (610) 459-7158, IR@endo.com, or by calling MacKenzie Partners, the information agent for the offer, toll-free at 800-322-2885.  The solicitation/recommendation statement and such other documents will be available by directing such requests to Indevus (Investor Relations) at (781) 402-3405, RDeCarlo@indevus.com.

Now, I’ll turn the call over to Dave Holveck.

Dave Holveck:

Thank you, Blaine.  This afternoon we announced Endo’s tender offer to acquire Indevus Pharmaceuticals, another specialty pharmaceutical company with a strong pipeline in urology and endocrinology, a talented specialty sales force promoting in-line products and a promising drug delivery technology.  I believe this combination represents an exciting step for both companies, and I’d like to explain why I’m excited about this acquisition.

One of the first things we did when I joined Endo in April was to evaluate all parts of the company to figure out the best way for Endo to grow.  How should we build on the company’s core strengths in pain management, specialty generics and drug delivery?  After an extensive review, we strengthened our leadership team, refocused our development program, and reorganized the commercial organization.  Those changes were important and necessary for the next phase of the company’s development and growth.

The harder tasks were to figure out how we can be more competitive and responsive to customers in the changing health care environment, such as:  How do we respond to the shift from hospital-based to community-based patient care?  What do we do about the rising demand for value by payors, and the management of patients by their physicians for longer periods of time?  What should we do when the well-being of the patients crosses multiple therapeutic areas?  How can a pain company get closer to its customers and become a real partner, not just a provider?

What we decided was that the best long-term strategy for Endo was to find multiple new paths to growth by pursuing other medical specialties where we can support physicians better, offer more products to patients, and add value to every health care dollar spent.  This is the expanded vision I have been articulating in recent months, and I believe the acquisition of Indevus fits it perfectly.  Here’s why.

Indevus has seen growth in leading marketed products, including VANTAS® and SUPPRELIN® LA, as well as partnered product Sanctura XR™.  Through its marketed products, Indevus provides a valuable new revenue stream and global opportunities to diversify our revenues beyond the U.S. and also partner with other companies.

In addition, through its specialty sales force, Indevus gives us access to urologists and endocrinologists who also treat pain associated with disease and medical procedures.

Through its development pipeline, Indevus brings us promising new products, such as NEBIDO and octreotide, which could be launched in the next several years.  In addition, Indevus is preparing for the reintroduction of Valstar which would also expand our product line.

Through its HYDRON drug delivery technology, Indevus adds a powerful product development platform which could be supportive of our specialty generics and a broad spectrum of other drugs, including pain therapies.

And through its Cranbury, New Jersey, manufacturing facility, Indevus increases our supply chain capacity.

In short, this merger expands our reach, our development pipeline, our revenues and our value to the health care system.

We believe the structure of the transaction provides appropriate incentives to keep the Indevus team focused on achieving key regulatory and sales milestones.  We will pay approximately $370 million up front, or $4.50 per Indevus share, and up to approximately $267 million, or $3.00 per Indevus share, in cash payable upon achievement of certain milestones.  We expect the deal to be dilutive to Endo in 2009 and that it will become accretive in 2010.  We continue to work on improving our operating expenses and expect to generate up to $40 million in cost savings.

We’re working to close the books on 2008, so we’ll provide more information on the financial impact of this deal and on 2009 financial guidance at our year-end call in late February.

Now, I’ll turn the call over to Dr. Cooper before we open the call to questions.

Dr. Glenn Cooper:

Thanks very much, Dave.  My colleagues and I are also very excited about bringing our two companies together.  We believe the proposed acquisition provides a unique opportunity for us to capture value for Indevus shareholders and offers new opportunities for us to create value for shareholders of both companies.

Dave has articulated well the rationale for this transaction.  We share his vision for integrating products from different but related therapeutic areas.  I believe this is the right approach to building a successful business in specialty areas with large growth potential – such as urology and endocrinology – and I believe it’s the right approach to building our business.

Our team has worked hard to create a pipeline of innovative products with a novel drug delivery technology, and I’m glad that we will have the human and financial resources to realize our vision of bringing these products to patients.  It’s been a long journey for me and I’m happy to step aside once we close the deal and play a supportive role as we integrate our two organizations.  Let me also say to my Indevus colleagues that I am grateful for your talent, support and commitment as we close one chapter and begin a new one – and that I am very excited about our future under Endo’s leadership.

I’ll end my prepared remarks simply by saying that the management of Indevus fully supports this transaction and looks forward to closing it in the first quarter.  Now I’ll turn the call back to Dave.

Dave Holveck:

Thanks, Glenn.  We certainly appreciate the hard work you and your team have done to build the Indevus product line and commercial team, leverage your promising drug delivery technology and build manufacturing capacity.  We’re excited about integrating these assets into Endo’s development and marketing organizations and supply chain, and glad that you will stay on as a consultant to help manage the integration.

In closing, let me remind our audience that we will be hosting an analyst meeting in New York tomorrow to review this transaction and provide more information about the Indevus pipeline.  The details about the meeting are in today’s press release.

That concludes our prepared remarks.  Now, we’d like the operator to open the call to your questions.